UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2019

Miso Robotics, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11112

Delaware	81-2995859
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

561 East Green St. Pasadena, CA	91101
(Address of principal executive offices)	(Zip Code)

626-244-8053
Registrant’s telephone number, including area code

Series C Preferred Stock
(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, references to “Miso Robotics, Inc..”, “Miso”, “we,” “us,” “our,” or the “company” mean Miso Robotics, Inc.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ii

OUR BUSINESS

Company History

Miso Robotics launched in 2016 to create the world’s first autonomous robotic kitchen assistant for commercial kitchens. Automation is important for the restaurant and prepared food industries, which are struggling to make a meaningful profit due to the increase in labor cost.

The company is named after the foundation of miso soup, fermented soybeans. Fermentation is one of the first disruptive food technologies, leveraging the work of tiny microbes to provide massive improvements in nourishment at scale - reducing food waste, improving flavors, and unlocking more nutrition with less effort.

Miso now employs a respected team of roboticists, engineers and industrial designers from Caltech, Cornell, MIT, Carnegie Mellon, UCLA, Olin, Harvey Mudd, Art Center, NASA, Tesla, and SpaceX.

Miso Robotics launched the first autonomous kitchen assistant, “Flippy”, in CaliBurger Pasadena in March 2018. Flippy’s first action in a commercial kitchen was to flip hamburgers. Burger patties are placed down by a human chef on the grill. Flippy uses AI to see the patties and flip them over at the proper time.

In the summer of 2018, Flippy was trained with a new skill: frying. Levy, a premium sports and entertainment hospitality company, piloted Flippy as a frying assistant from July 30, 2018, through the World Series of 2018 at the Chick ‘n Tots stand in Dodger Stadium, the home of the Los Angeles Dodgers. Levy, upgraded to Flippy in a mobile cart format at the start of the 2019 season. Flippy has helped stadium team members consistently cook and serve more than 50,000 pounds of fresh chicken tenders and tater tots to Dodger fans, producing up to 80 baskets of food per hour.

In the fall of 2018, Flippy was upgraded to a mobile cart that allowed commercial restaurants to roll Flippy into storage to clean equipment and floors according to their SOP.

In May of 2019, Flippy was upgraded once again with a smaller footprint and deployed to the home of Diamondbacks at Chase Field in Phoenix, Arizona.

Miso has signed a commercial contract with CaliBurger worth $11,000,000. The contract is for the rollout of 100 Flippys across 50 CaliBurger locations in a new kitchen layout dubbed "CaliBurger 2.0", and is described in more detail below. In October 2019 as a part of this contract, Miso Robotics deployed two Flippys one at the grill and one at the fryer at CaliBurger's location in Ft. Myers, Florida.

Miso Robotics is currently building “Flippy 2.0”, which integrates the bot into a mounted rail system, allowing it to work on several tasks at once. This new system will require zero real estate footprint and is forecasted to reduce automation costs by an additional 50%.

Principal Products and Services

Miso Robotics uses a cloud-connected Miso AI platform that enables the Company’s autonomous robotic kitchen assistants to perform frying and grilling cooking tasks. The product is designed as a platform, with extensible skill sets that will enable the same robot to interact with new kitchen equipment over time (as those new skills are developed). In addition, Miso Robotics’ kitchen assistant product line has received full certification by NSF International for meeting sanitation standards for commercial kitchen equipment and secured an ETL Listed Mark by Intertek for meeting UL electrical safety standards.

Miso’s team of engineers has built proprietary algorithms in scheduling (action planning/optimization), trajectory planning (robotic movement), and computer vision. Each of these is crucial for the functionality of Flippy while also providing a barrier to entry against the competition. The accuracy of Flippy’s vision algorithms achieved 99.985% at Dodgers Stadium over the last 3 months (July-September 2019). More specifically, there was 1 vision error out of 6,625 baskets cooked.

To remain easy to use by chefs within an operating kitchen, Flippy uses modern usability research and design to create a touchless cooking workflow, allowing cooks to never press a single button on the robot during regular cooking. Finally, Flippy is cloud-connected. Over-the-air upgrades allow for continuous improvement of the software/brains within Flippy.

The Kitchen Assistant improves and learns over time based on the data available. Ultimately, this frees up kitchen staff to spend more time with customers. The Company believes the future of food is on-demand, accessible, personalized, and scalable. Miso is building the technology platform leveraging automation, machine learning, and robotics advancements to deliver this future.

Market

The Quick Service Restaurant (QSR) and fast food industry is a $273 Billion industry globally and has been experiencing historic growth over the past five years, with the QSR market growing 4.1% annually during this period. While the amount of QSR establishments continues to increase within the U.S. to a total of 286,967 in 2019, the labor market for fast - food workers has tightened, creating a labor shortage for QSRs. This shortage can be attributed to multiple factors such as a low unemployment rate, fewer teenagers in the workforce, and a boom in restaurant openings. Miso Robotics is poised to help cure QSR owners and managers of this frustration and provide a solution to the lack of labor.

Labor expenses in a Quick Service Restaurant are currently greater than 25% of annual revenue, a number that has remained relatively steady over the past 10 years according to IBISWorld’s 2019 Industry Report. While a QSR consists of many different employee positions, cooks specifically account for 60% of the total wage expense for a restaurant. Miso Robotics’ automation solution can help increase the throughput and efficiency of these cooks, bringing down this majority expense and increasing their profitability in the kitchen.

Restaurants already see a 150% turnover today from a dissatisfied workforce. Pair this with an aging workforce that cannot handle some of the physical demands that come with the job and commercial kitchens are struggling to recruit and retain talent. Intelligent automation not only creates an avenue for meaningful work for the next generation through the creation of new jobs like a Chef Tech (employees trained to manage the robot) but also takes the physical burden off more mature employees who want to contribute later in life.

The tasks that Miso’s technology can perform are some of the most dangerous tasks in the kitchen, not to mention messy and menial, ultimately improving the employee experience by freeing up time for them to focus on more meaningful work, like warm customer service that a robot can’t simply match.

Design & Development

Miso Robotics has built an autonomous kitchen assistant platform. On this platform, the Company has built NSF and ETL certified systems that grill burgers and operate the fryer. The autonomous cooking platform allows Miso to quickly develop new cooking skills. The Company has deployed systems to CaliBurger and Levy Restaurants with 12 patents pending and 1 patent awarded.

Miso See - Miso’s platform can visually identify the food it is cooking and the cooking equipment it is operating. The Company uses the latest advancements in artificial intelligence to develop networks that learn the difference between food types and can identify and locate the equipment.

Miso Serve - The platform also has methods of scheduling cooking tasks that can update with new information as orders come in to optimize the cooking processes.

Miso Move - The platform can control several automation components, including a robot arm. We primarily work with existing manufacturers to use off-the-shelf robotics and adapt them to the commercial kitchen space. We do build custom manipulation components that are certified to work with food and have high levels of reliability in these dynamic environments.

Miso Fleet - The platform has a secured infrastructure to regularly deploy over-the-air updates as the system improves and gets better over time.

Miso Robotics has worked with NSF and ETL to get its kitchen assistants certified for use in commercial kitchens. Systems deployed to CaliBurger and Levy restaurants have cooked over 60,000 lbs of fried food and 12,000 burgers.

Miso continues to add new capabilities to the system, reduce its overall cost, and design easier ways to integrate it into more kitchen environments. Miso’s team of engineers is actively working on adding a 7th axis to a robot arm to increase the working area of the robot that will allow more end to end cooking.

Manufacturing

Miso currently manufactures the Miso Robotics Kitchen Assistants (1.0, 3.0, & 4.0) in our facility. The Company’s manufacturing workshop is listed with NSF (National Sanitation Foundation) and is also part of our ETL listing through Intertek. Both listings are regulatory requirements for utilizing the Miso Robotics Kitchen Assistants in a commercial kitchen.

The strategy for manufacturing will change over time dependent on production volumes and commitments. Miso’s pre-production Miso Robotics Kitchen Assistants will be produced at our manufacturing facility while the Company works on the cost and quality of the manufacturing process.

The Miso Robotics Kitchen Assistants deployed to CaliBurger and Levy Restaurants currently use a six-axis robotic arm. The Miso Robotic Kitchen Assistant is robotic arm agnostic and does not require a specific robotic arm manufacturer. The Miso Robotics Kitchen Assistant software platform enables the Miso Robotics Kitchen Assistant to work with any robotic arm. The components used to create the Miso Robotics Kitchen Assistant are sourced through licensed manufacturers. This allows Miso Robotics manufacturing to focus on software requirements and work closely with contract manufacturers to execute the production of Miso Robotics Kitchen Assistants. The Company is actively pursuing new vendors for the various products used to create the Kitchen Assistant.

Sales & Marketing

Miso Robotics has already acquired two large customers who have also been helpful during the design, development, and testing of Flippy (More information about those customers in the customer section below). Regarding further sales and marketing, Miso Robotics has obtained an enormous interest in the press. Since the Company’s founding in 2016, Miso’s robotic kitchen assistant, also known as “Flippy”, has been featured in numerous news and media outlets, including the Wall Street Journal, Forbes, VentureBeat, USA Today, CBS News, BBC News, TechCrunch, The Spoon, and many more.

After testing our product's performance and business impact, the Company has received great feedback from its first customer. CaliBurger recently signed a commercial contract worth $11 million for Flippy, which validates Miso's value proposition for the industry after having tested the robot in their stores since March 2018.

Miso is currently in deep discussions with several of the largest and most innovative quick service and fast food restaurant chains globally.

Competition

Although there are several competitors who have built robotic machines for use in kitchens, none are as smart and versatile as Flippy from Miso Robotics. Flippy can essentially do anything a human arm can do, which allows us to market it to existing restaurants, creating a much larger market for our product. Our 12 patents pending (one awarded) create an equally important barrier to entry against potential competition.

●	Creator

○    Total funding to date: $18.4 million

○    Creator has built a robotic burger maker that creates burgers in an assembly line fashion. The machine takes up a large footprint in a restaurant and it is not ideal to be sold to existing restaurants because it only makes one style of burger and is not versatile enough to make anything else.

●	Spyce

○    Total funding to date: $25.9 million

○    Spyce is a robotic restaurant that creates vegetable-centric bowls. This company is not currently selling products to existing restaurants, which makes them an indirect competitor to Miso while it further validates the need for automation in the Kitchen.

●	Chowbotics

○    Total funding to date: $17.3 million

○    Chowbotics uses robots to solve problems in food service including compromised cleanliness and inefficiency. It is targeting cafeterias, restaurants, and hotels. Its first robot, Sally, offers fully-customized, fresh and healthy salads. Similar to Creator, their current solutions are not versatile enough to compete with Miso.

●	Lab2Fab

○    Owned by Middleby Corp.

○    Restaurant and bar management platform uses robotics, artificial intelligence, machine learning, and augmented reality to improve both front-of-house and back-of-house operations.

●	Dishcraft

○    Total funding to date: $30.2 million

○    Dishcraft is automating dish-washing for commercial kitchens. They pick up dirty dishes and take them back to their local facilities where they are washed by robotic systems.

Customers

CaliBurger - CaliBurger is an international burger chain with 36 current locations and another 14 in development. The restaurant chain employed its first Flippy robot in March of 2018 in its flagship location of Pasadena, California. John Miller, the owner of CaliBurger, says the product will be able to lower their labor expenses by 65%. In October 2019, they signed a commercial contract with a value of $11 million to fill the rest of their restaurant locations with two Flippy’s working alongside one chef. This rollout will include a complete restructuring of their kitchens to put the Flippy’s front and center. This contract includes terms that CaliBurger Franchisor USA, Inc. or its Franchisees will purchase a total of 100 Miso Robotics Kitchen Assistants and operate each of them for a minimum of 5 years. At $50,000 per Kitchen Assistant and a $1000 per month service fee, the value of agreement is worth up to $11,000,000.

Levy Restaurants - Levy is a disruptor in defining the premium sports and entertainment dining experience. The company is recognized as one of the fastest - growing and most critically acclaimed hospitality companies. Named one of the 10 companies in sports by Fast Company magazine, Levy’s diverse portfolio includes award-winning restaurants, iconic sports and entertainment venues, and convention centers as well as the Super Bowl, Grammy Awards, PGA Championship, US Open Tennis Tournament, Kentucky Derby, and NHL, MLB, NBA All-Star Games. “The big takeaway for us after using this for a half-season is that it worked, which is really no small thing,'' said Jamie Faulkner, E15 (a division of Levy) president. Faulkner and Miso Robotics led tours of Flippy for many visiting sports executives during the World Series games at Dodger Stadium. “There were a lot of questions about Flippy going into this, both internally and externally. But the gains we saw in volume and efficiency validated a lot of our expectations, and we still believe we’re on to something revolutionary. To date, Flippy has been deployed to Dodger Stadium (Los Angeles Dodgers) and Chase Field (Arizona Diamondbacks).

Additionally, Miso is in talks with several other QSR and fast food chains about bringing Flippy to their kitchens.

Employees

As of December 31, 2019, the Company currently has twenty-one full time employees and six hourly employees. Of the full-time employees, sixteen work in engineering, two work product development, and three work in operations. Of the hourly employees, two are support assistants, two are field service techs, one is network operations center operator, and one is a facilities assistant.

THE COMPANY’S PROPERTY

The Company currently leases its main office at E. 561 Green Street, Pasadena, CA. This location is the Company's headquarters and also research and development center and test kitchen. The Company also leased a space at 24 N. Marengo Avenue, Pasadena, CA. The lease on this property ended as of June 1, 2020.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the Company’s financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this Offering Circular. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Operating Results – Fiscal Years Ended December 31, 2018 and 2019

The Company continued to produce minimal revenue through the period ending December 31, 2019 as it ramps up business development activities.

Miso’s costs and expenses primarily consist of salaries from employees related to engineering, research and development, and business development. For the twelve-month period ended December 31, 2019, the Company spent $3,381,454 on research and development related costs, which primarily includes engineering salaries, $208,557 on sales and marketing, and $3,129,273 on overhead, general & administrative, legal and non-engineering salaries.

Since the period covered by our audited financial statements the Company has continued to lower its operating expenses by cutting costs from legal & professional fees, contractors, marketing, rent, and office expenses. The Company saw its prototyping and research & development costs increase in the second half of 2019 as it has ramped up its business development efforts and go-to-market strategy and expects those to continue to increase through the beginning of 2020.

Liquidity and Capital Resources – Fiscal Years Ended December 31, 2018 and 2019

As of December 31, 2019, the Company's cash on hand was $2,021,777, compared with $5,606,848 as of December 31, 2018. In November 2019, the Company launched Reservations for its Regulation A+ financing round, offering Series C Preferred Stock.

In the last quarter of 2019, the Company closed on $2,744,667 of debt from a variety of its existing investors and related parties. This debt is in the form of promissory notes that bear 10% interest per annum, have a two-year term, and include the issuance of 273,919 common warrants. Details of this transaction can be found in the Interest of Management and Others in Certain Transactions section of this Form 1-K. Barring the conversion of these notes into equity, the Company plans to use proceeds from its current Regulation A+ round to pay back the noteholders. In 2020, the Company closed an additional $250,000 of debt at the same terms.

The Company is currently generating minimal revenue and will eventually require the continued infusion of new capital to continue business operations. As discussed above, the Company has recently reduced operating expenses and has had an infusion of capital in the form of promissory notes. While the Company expects to be able to operate over the next 12-18 months without additional capital, it will require additional funds in order to execute its go-to-market strategy and continue on a path to achieving significant revenue growth by the end of 2020. As of December 31, 2019, the Company’s Offering Circular had not yet been qualified by the Securities and Exchange Commission (SEC), however in March 2020, the Company’s Offering Circular was qualified by the SEC. As of the date of this report, the Company has raised $2,615,956 in its current Regulation A+ round, issuing a total of 152,445 shares of Series C Preferred Stock. The Company is continuing to raise capital in its Regulation A+ round.

Plan of Operations

To date, Miso has generated minimal revenues while still hiring a large team of engineers. Its engineering and product development teams have focused their time on building prototypes of our automated kitchen assistants, delivering production ready models, and developing intellectual property. As Miso continues to raise capital in its current financing round, the Company will begin hiring additional engineering, business development, marketing, and support staff to assist in prototyping, research & development. These hires will help the Company to execute a go-to-market strategy with the goal of signing commercial agreements and generating additional revenue over in 2020.

The Company believes the minimum offering amount of $1.5mm from its current financing round will satisfy its cash requirements to implement our initial plan of operations. As the Company is continuing to raise beyond the minimum offering amount, it will be able to speed up research & development, production, and business development efforts to pursue multiple revenue streams simultaneously. If it raises the maximum amount of $30mm, the Company does not anticipate having to raise additional capital for the business for at least two years.

Trend Information

The Company’s primary focus is to execute its go-to-market strategy with the goal of entering into one or more commercial agreements by the end of 2020. The Company is currently targeting quick service restaurants (QSRs), larger restaurant chains, systems integrators, and food and restaurant supply producers as potential customers.

The Company is already generating revenue via agreements currently in place with Levy Restaurants and CaliBurger and expects to enter into similar agreements with other customers partners in 2020. The Company expects future agreements to be a mix of revenue generated from upfront purchase of equipment, as well as monthly recurring revenue in the form of service and subscription agreements. The Company also expects revenue in the form of consulting and pilot deployments. The Company is also holding preliminary discussions and expects to enter into partnership agreements with complementary organizations in an effort to improve food safety and accessibility in robotics.

The restaurant and food services industry is ripe for disruption, especially as labor costs increase and the overall pool of labor in the industry becomes scarce. The Company believes it is in a unique position to take advantage of changes in the industry by helping future customers increase labor utilization, decrease labor costs, and improve overall throughput and profitability.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term in Office
Executive Officers
Buck Jordan	Chief Executive Officer	39	Indefinite, appointed September 2019
Ryan Sinnet	CTO	34	Indefinite, appointed October 2016
Kevin Morris	Chief Financial Officer	37	Indefinite, appointed September 2019

Directors
Mike Bell	Chairman	55	Indefinite, appointed September 2019
Joseph Essas	Director	48	Indefinite, appointed December 2019
Massimo Noja De Marco	Director	57	Indefinite, appointed November 2019
Nick Degnan	Director	37	Indefinite, appointed September 2019

Significant Employees
Rob Anderson	Head of Mechanical	26	Indefinite, appointed September 2016

James “Buck” Jordan, Chief Executive Officer

James (“Buck”) James founded Miso Robotics in 2016 and was a Director of the Company from 2017 through March 2019. Buck is currently the acting President of Miso Robotics. In addition to his roles at Miso Robotics, Buck has been a Partner at Wavemaker Partners since 2018 and founded Wavemaker Labs, a corporate venture studio in 2016. Prior to that, James was Manager Partner at early stage venture fund Canyon Creek Capital, a position he has held since 2010. James ("Buck") is a technologist and early stage venture investor with a successful track record of building businesses at the leading edge of technology and in transformative high growth markets, such as robotics, digital media, and consumer products. He has led investments in successful startups such as Relativity Space, Gyft, Winc, Miso Robotics, ChowNow, Jukin Media and others. His operating expertise was honed during his time as a management consultant, working on Capitol Hill in Senator Arlen Spector's office, and as an Army Blackhawk Pilot.

Ryan Sinnet, CTO

Ryan is a Co-Founder and CTO of Miso Robotics, a position he has held since 2016. Ryan has spent his career developing novel control methods for robotic systems and has contributed over 15 refereed publications to the field. As a PhD student, he was awarded an NSF Graduate Research Fellowship based on his proposal to bridge some of the gaps between human and robotic walking. During his studies, he spent half a year at NASA Johnson Space Center teaching the Valkyrie robot to walk. After graduate school, Dr. Sinnet joined eSolar in 2015 where he was responsible for many of the control algorithms and software systems that ensure safe operation of utility-scale solar power plants. Ryan received his PhD in Mechanical Engineering from Texas A&M University in 2015 and his B.S. in Electrical Engineering from the California Institute of Technology in 2007.

Kevin Morris, Chief Financial Officer

Kevin is the CFO of Miso of Robotics and manages the company’s finances and accounting. He was appointed to this role in September 2019. Prior to this, from July 2014 to April 2019, he was the CFO and COO of Denim.LA, Inc., and managed the company’s finances, operations, and customer service. He was formerly (from July 2014 to January 2016) a consultant to the company and became an employee in February 2016. Kevin is originally from Huntington Beach, California and received his bachelors in Applied Mathematics and Computer Science from the University of California, Berkeley. Upon graduation, he worked at Deloitte Consulting where he specialized in technical integrations and strategy. After attending the UCLA Anderson Graduate School of Management where he received his MBA, he worked for American Airlines as the head of pricing strategy for ancillary products and for the airline’s Asia-Pacific network. With a strong desire to work in the apparel industry, Kevin worked as the Vice-President of Sales for an Adidas licensee from February 2013 to June 2014, overseeing the global sales and marketing strategy for multiple Adidas sports categories.

Rob Anderson, Head of Mechanical

Rob Anderson is a Co-Founder and the Head of Mechanical Engineering at Miso Robotics. He leads the hardware development of Miso's autonomous cooking platform. Rob is driven to build teams around technology to elevate the way people eat and live their daily lives. Prior to founding Miso Robotics, Rob worked at Microsoft in 2015 where he supported the international development of the Surface manufacturing lines. At SpaceX ibn 2016, Rob also helped develop internal tools to understand component lifetime after multiple rocket launches. He earned his degree in Mechanical Engineering from the California Institute of Technology in 2016, where he founded an interdisciplinary program to evaluate the next generation of energy storage for vehicles.

Mike Bell, Chairman

For the past twenty-five years, Michael Bell has served as CEO/President/COO in early-stage tech startups and public company roles in and around Southern California. Currently, Michael serves as Chief Operating Officer at Ordermark, a leading restaurant technology company and one of LA’s fastest growing venture backed companies. Prior to Ordermark, Michael was President at Bridg, a venture-backed software company providing a B2C CRM for some of the nation’s leading restaurant brands. Before this, Michael was President of Infrascale, a provider of cloud-based data protection software for enterprise customers and a Leader in Gartner’s Magic Quadrant for Disaster Recovery. Michael also served as CEO/President of SOS Online Backup, 3PL Central, and Software.com. Early in his career, Michael co-founded Encore Software and served as its CEO for fourteen years. With an initial capitalization of only $25,000 in 1993, Michael and his team grew Encore to become one of the top-ten largest consumer software publishers in North America and one of the fastest growing – having twice been named to Inc. Magazine’s Inc 500 list.

Joseph Essas, Director

Joseph Essas has been serving as Chief Technology Officer at Opentable (part of Booking Holdings) since 2012. In his role, Joseph oversees all Product Development and Engineering initiatives at the Company as well as Data Science and Operations. Prior to joining OpenTable, Joseph served as the Chief Technology Officer for eHarmony where he was responsible for overseeing and guiding the technical development, operation and growth of the Company. Previously, Mr. Essas served as Vice President of Engineering of Yahoo! where he managed engineering teams for the search marketing division. Mr. Essas attended Jerusalem College of Technology.

Massimo Noja De Marco, Director

Massimo Noja De Marco serves as Kitchen United’s Chief Culinary Officer. Prior to joining the Company, Massimo owned and operated PH+E, a boutique consulting firm focusing on opening restaurants, hotels and bars across the US, Mexico and Europe, a role he held starting in 2014. He served as Vice President of Operations for SBE Entertainment, controlling all operational aspects for the Restaurants and Nightlife division. Previously he covered the same role at Wolfgang Puck Catering and Events, overseeing operations for all venues in S. California, including major events and awards shows, such as the Academy Awards. Formerly, Massimo owned and operated restaurants in NYC and Los Angeles and ran the Food and Beverage Department for The Ritz Carlton Marina Del Rey and Hillcrest Country Club in Beverly Hills. Massimo was raised in a seven-generation family in Hospitality in the Lake District outside of Milan, Italy, where he graduated with a degree in Hospitality Management and a Bachelors in Public Relations from IULM University in Milan. For three years he ran the family business composed of boutique hotels and restaurants in Italy.

Nick Degnan, Director

Nick Degnan is a Principal of Wavemaker Labs and VP, Product & Operations. His career in product development began as a mechanical design engineer, forming the foundation for later helping grow a startup towards acquisition and more recently, product development consulting. Before joining Wavemaker Labs, Nick was the Head of Product at the Motivo Engineering, a product development consulting firm, where he was responsible for continuous improvement of their consulting process and client experience, as well as guiding engineering teams in the development of agriculture technologies, autonomous vehicle systems, manufacturing automation, and drone related products, among other intelligent electrical-mechanical system technologies. Nick worked at Motivo from April 2016 through May 2019.

Before Motivo, from 2010 through 2016, Nick worked for Equipois Inc., a venture-backed and later acquired startup that designs and manufactures human exoskeleton technologies. He initially held the position of Engineering Manager focused on expanding the range of applications supported by the technology. As the Company grew his role shifted towards mass market adoption as Director of Product Management and ultimately headed the corporate office as VP of Operations. Post acquisition, he supported new ownership as Regional Manager with western US and international business operations oversight. Before joining Equipois, Nick worked for Lockheed Martin Space System leading a design team in the development of classified technologies.

Nick joins Miso Robotics to help accelerate their product development vision while ensuring there is a product-market fit, and also to provide organizational process improvement guidance as the Company grows. He holds an MBA from the UCLA Anderson School of Management, and an MS in Mechanical & Aeronautical Engineering and dual BS in Mechanical and Materials Engineering from UC Davis.

Compensation of Directors and Executive Officers

For the year ended December 31, 2019, the Company compensated its three highest paid executive officers and follows:

Name	Capacity in which compensation was received	Cash Compensation	Other Compensation	Total Compensation
David Zito	CEO	$177,333	$0	$177,333
Melissa Burghardt	COO	$168,590	$0	$168,590
Ryan Sinnet	CTO	$187,934	$0	$187,934
Buck Jordan	CEO	$38,692	$0	$38,692

David Zito and Melissa Burghardt served in their respective capacities from August 2016 and November 2017, respectively, to September 2019. The Company does not have any ongoing obligations to either former officer.

The Company hired Buck Jordan as Chief Executive Officer in September 2019. He currently receives an annual salary of $120,000 for this role.

The Company appointed Mike Bell as Chairman in September 2019. He does not currently receive any cash compensation for this role.

The Company appointed Kevin Morris as Chief Financial Officer in September 2019. He does not currently receive any cash compensation for this role.

The Company appointed Nick Degnan as Director in September 2019. He does not currently receive any cash compensation for this role.

The Company appointed Massimo Noja De Marco as Director in November 2019. He does not currently receive any cash compensation for this role.

The Company appointed Joseph Essas as Director in December 2019. He does not currently receive any cash compensation for this role.

The Company appointed Tom Bruderman as Director in March 2020. He does not currently receive any cash compensation for this role.

The Company appointed Buck Jordan as President and appointed Mike Bell as Chief Executive Officer in August 2020.

In November and December 2019, the board authorized the following restricted stock grants for our directors and officers, with the options being exercisable at the fair market value of the shares as of that date:

Name	Capacity in which compensation was received	Restricted Stock Granted
Mike Bell	Chairman	25,000
Nick Degnan	Director	15,000
Massimo Noja De Marco	Director	15,000
Joseph Essas	Director	15,000
Kevin Morris	Chief Financial Officer	20,000
Buck Jordan	Chief Executive Officer	125,000

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Title of Class	Name and address of beneficial owner		Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class	Total voting power per beneficial owner (5)
Officers and Directors

Common Stock	Ryan Sinnet 141 N Parkwood Ave Apt 11, Pasadena, CA 91107		N/A	263,131	15.21%	N/A
Common Stock	Buck Jordan 1134 11th Street Suite 101, anta Monica, CA 90403		47,410	125,000	10.83%	52.51%
Common Stock	All directors and officers as a group	(1)	47,410	481,131	27.13%	1.47%

Other Significant Holders

Common Stock	John Miller	(2)(3)	13,000	50,000	4.15%	11.21%
Common Stock	Avista Investments. LLC	(2)(6)	200,000	N/A	13.63%	6.18%
Common Stock	CCC HelloTech, LP	(2)(4)	205,000	N/A	13.97%	52.51%
Common Stock	Match Robotics VC, LLC	(2)	176,400	N/A	12.02%	52.51%
Common Stock	Future VC, LLC	(2)(4)	200,000	N/A	13.63%	52.51%
Common Stock	Canyon Creek Capital	(2)(4)	150,000	N/A	10.22%	52.51%
Series A Preferred Stock	Rise of Miso, LLC	(2)(3)	104,012	N/A	13.51%	11.21%
Series A Preferred Stock	Match Robotics VC, LLC	(2)	121,630	N/A	15.80%	52.51%
Series A Preferred Stock	Future VC SPV, LLC	(2)(4)	395,227	N/A	51.34%	52.51%
Series A Preferred Stock	Grazadio Family Trust	(2)	80,539	N/A	10.46%	6.98%
Series B Preferred Stock	Rise of Miso, LLC	(2)(3)	105,995	N/A	10.62%	11.21%
Series B Preferred Stock	Future VC SPV, LLC	(2)(4)	402,790	N/A	40.38%	52.51%
Series B Preferred Stock	Grazadio Family Trust	(2)	145,154	N/A	14.55%	6.98%
Series B Preferred Stock	CaliBurger	(2)(3)	139,666	N/A	14.00%	11.21%
Series B Preferred Stock	Levy Premium Food ServiceLimited Partnership	(2)	25,000	N/A	2.51%	0.77%

(1) No executive officers or directors, other than those named above, beneficially own more than 10% of any class of the Company’s voting securities.

(2) The following address may be used for each significant holder: C/O Miso Robotics, Inc., 561 E Green St., Pasadena, CA 91101

(3) Rise of Miso, LLC and CaliBurger are controlled by John Miller who is an investor in the Company

(4) Future VC SPV, LLC, Match Robotics VC, LLC, Canyon Creek Capital, and CCC HelloTech, LP are all controlled by Buck Jordan, who is an investor in the Company as well as its current Chief Executive Officer.

(5) Indicates the total voting power of each holder’s security ownership across all three classes of voting securities. This column excludes any acquirable ownership.

(6) Avista Investments, LLC is controlled by Harry Tsao

Amounts are as of February 2020. The final column (Percent of Class) includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire, such as the result of options issued under the Company’s 2017 Stock Plan. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

In July 2018, the Company entered into a pilot agreement with Compass Group to provide a robotic kitchen assistant to assist in food preparation at a facility operated by Compass. This agreement calls for Miso Robotics to operate a Kitchen Assistant at one of Compass Group’s restaurants at Dodger Stadium. The agreement includes a $60,000 upfront purchase price and a $6,000 per year cost for providing services. In January 2019, the Company entered into a separate agreement with Compass Group to provide a robotic kitchen assistant at a separate facility operated by Compass. This agreement calls for Miso Robotics to operate a Kitchen Assistant at one of Compass Group’s restaurants at Chase Field in Phoenix, Arizona. The agreements outline a $17,500 per Kitchen Assistant set up fee and a per usage/event fee of $75. Both of these agreements are still in effect as of December 2019.

Levy Premium Food Service Limited Partnership, which has an ownership stake in the Company, is a 100% wholly owned subsidiary of Compass Group.

In November 2019, the Company entered into a commercial agreement with CaliBurger to sell and provide ongoing support and services for 100 robotic kitchen assistants. This contract includes terms that CaliBurger Franchisor USA, Inc. or its Franchisees will purchase a total of 100 Miso Robotics Kitchen Assistants and operate each of them for a minimum of 5 years. At $50,000 per Kitchen Assistant and a $1000 per month service fee, the value of agreement is worth up to $11,000,000. Caliburger is majority controlled by John Miller, who has an ownership stake in the Company via direct and indirect holdings.

In the last quarter of 2019, the Company closed on $2,744,667 of debt from a variety of its existing investors and related parties. This debt is in the form of promissory notes that bear 10% interest per annum, have a two-year term, and include the issuance of 273,919 common warrants. Two of these promissory notes, representing principal amounts of $1,062,500 and $782,167, are due to Rise of Miso, LLC and Future VC SPV, LLC. Rise of Miso, LLC is controlled by John Miller who is an investor in the Company via direct holdings and via CaliBurger’s holdings and Future VC SPV, LLC is controlled by Buck Jordan, who is an investor in the Company as well as its current Chief Executive Officer. In 2020, the Company closed an additional $250,000 of debt at the same terms.

MISO ROBOTICS, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR’S REPORT

DECEMBER 31, 2019 AND 2018

To the Board of Directors of

Miso Robotics, Inc.

Pasadena, California

INDEPENDENT AUDITOR’S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of Miso Robotics, Inc., which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Miso Robotics, Inc. as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of a Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has not generated profits since inception, has negative cash flows from operations, has sustained net losses of $6,990,832 and $6,647,708 in the years ended December 31, 2019 and 2018, respectively, and has an accumulated deficit of $15,656,440 as of December 31, 2019. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Artesian CPA, LLC

Denver, Colorado

August 18, 2020

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

MISO ROBOTICS, INC.

BALANCE SHEETS

	December 31,
	2019	2018
ASSETS
Current assets:
Cash and cash equivalents	$2,021,777	$5,606,848
Accounts receivable - related party, net of allowance for doubtful accounts of $26,875	72,620	-
Inventory	330,445	476,223
Prepaid expenses and other current assets	39,404	60,202
Deferred offering costs	129,791	-
Total current assets	2,594,037	6,143,273
Property and equipment, net	245,670	315,872
Deposits	227,636	227,636
Total assets	$3,067,343	$6,686,781

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$227,089	$64,728
Accrued expenses and other current liabilities	172,769	237,662
Deferred revenue	467	-
Deferred rent	10,207	5,766
Total current liabilities	410,532	308,156
Venture debt, net of discount	2,106,763	-
Total liabilities	2,517,295	308,156

Commitments and contingencies (Note 11)

Stockholders' equity:
Series B convertible preferred stock, $0.0001 par value, 997,616 shares authorized, issued and outstanding as of December 31, 2019 and 2018; liquidation preference of $10,000,000 as of both December 31, 2018 and 2019	100	100
Series A convertible preferred stock, $0.0001 par value, 769,784 shares authorized, issued and outstanding as of December 31, 2019 and 2018; liquidation preference of $3,164,433 as of both December 31, 2019 and 2018	77	77
Common stock, $0.0001 par value, 6,000,000 and 4,000,000 shares authorized as of December 31, 2019 and 2018, respectively; 1,732,085 and 1,272,810 shares issued and outstanding as of December 31, 2019 and 2018, respectively; 277,988 and 51,646 shares unvested as of December 31, 2019 and 2018, respectively	173	127
Additional paid-in capital	16,206,138	15,043,929
Accumulated deficit	(15,656,440)	(8,665,608)
Total stockholders' equity	550,048	6,378,625
Total liabilities and stockholders' equity	$3,067,343	$6,686,781

See Independent Auditor’s Report and accompany notes, which are an integral part of these financial statements.

MISO ROBOTICS, INC.

STATEMENTS OF OPERATIONS

	Year Ended
	December 31,
	2019	2018
Net revenue	$99,029	$54,795
Cost of net revenue	245,490	132,618
Gross profit (loss)	(146,461)	(77,823)

Operating expenses:
Research and development	3,381,454	2,832,655
Sales and marketing	208,557	390,627
General and administrative	3,129,273	3,353,754
Total operating expenses	6,719,284	6,577,036

Loss from operations	(6,865,745)	(6,654,859)

Other income (expense):
Interest expense	(148,270)	-
Interest income	2,183	7,151
Other income	21,000	-
Total other income (expense), net	(125,087)	7,151

Provision for income taxes	-	-
Net loss	$(6,990,832)	$(6,647,708)

Weighted average common shares outstanding - basic and diluted	1,105,790	1,213,487
Net loss per common share - basic and diluted	$(6.32)	$(5.48)

See Independent Auditor’s Report and accompany notes, which are an integral part of these financial statements.

MISO ROBOTICS, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

	Series B Convertible		Series A Convertible				Additional		Total
	Preferred Stock		Preferred Stock		Common Stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balances at December 31, 2017	-	$-	769,784	$77	1,205,810	$120	$4,766,176	$(2,017,900)	$2,748,473
Issuance of Series B preferred stock	997,616	100	-	-	-	-	9,999,900	-	10,000,000
Issuance of restricted common stock	-	-	-	-	67,000	7	56,904	-	56,911
Offering costs	-	-	-	-	-	-	(37,903)	-	(37,903)
Stock-based compensation expense	-	-	-	-	-	-	258,852	-	258,852
Net loss	-	-	-	-	-	-	-	(6,647,708)	(6,647,708)
Balances at December 31, 2018	997,616	100	769,784	77	1,272,810	127	15,043,929	(8,665,608)	6,378,625
Issuance of common stock for services	-	-	-	-	200,000	20	81,980	-	82,000
Issuance of restricted common stock	-	-	-	-	265,000	27	59,674	-	59,700
Forfeited restricted common stock	-	-	-	-	(7,855)	(1)	1	-	-
Exercise of stock options	-	-	-	-	2,130	1	10,264	-	10,265
Stock-based compensation expense	-	-	-	-	-	-	300,959	-	300,959
Issuance of debt discount	-	-	-	-	-	-	709,331	-	709,331
Net loss	-	-	-	-	-	-	-	(6,990,832)	(6,990,832)
Balances at December 31, 2019	997,616	$100	769,784	$77	1,732,085	$173	$16,206,138	$(15,656,440)	$550,048

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

MISO ROBOTICS, INC.

STATEMENTS OF CASH FLOWS

	Year Ended
	December 31,
	2019	2018
Cash flows from operating activities:
Net loss	$(6,990,832)	$(6,647,708)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	360,659	315,763
Common stock issued for services	82,000	-
Amortization of debt discount	78,129	-
Bad debt expense	26,875
Depreciation and amortization expense	97,429	63,387
Changes in operating assets and liabilities:
Accounts receivable	(99,495)	-
Inventory	145,778	(292,638)
Prepaid expenses and other current assets	20,799	(50,985)
Accounts payable	162,361	24,282
Accrued expenses and other current liabilities	(64,893)	222,156
Deferred revenue	467	-
Deferred rent	4,441	5,766
Net cash used in operating activities	(6,176,282)	(6,359,977)
Cash flows from investing activities:
Purchases of property and equipment	(27,227)	(273,301)
Deposits	-	(74,636)
Net cash used in investing activities	(27,227)	(347,937)
Cash flows from financing activities:
Proceeds from issuance of preferred stock	-	10,000,000
Proceeds from issuance of venture debt, net of fees	2,737,964	-
Exercise of stock options	10,265	-
Offering costs	(129,791)	(37,903)
Net cash provided by financing activities	2,618,438	9,962,097
Net increase (decrease) in cash and cash equivalents	(3,585,071)	3,254,183
Cash and cash equivalents at beginning of year	5,606,848	2,352,665
Cash and cash equivalents at end of year	$2,021,777	$5,606,848

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Warrants issued with venture debt	$11,582	$-
Beneficial conversion feature on venture debt	$697,749	$-

See Independent Auditor’s Report and accompany notes, which are an integral part of these financial statements.

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

Miso Robotics, Inc. (the “Company”) was incorporated on June 20, 2016 as Super Volcano, Inc. under the laws of the State of Delaware. The Company changed its name to Miso Robotics, Inc. on October 3, 2016. The Company develops and manufactures artificial intelligence-driven robots that assist chefs to make food at restaurants. The Company is headquartered in Pasadena, California.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $6,990,832 and $6,647,708 for the years ended December 31, 2019 and 2018, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2019 and 2018. As of December 31, 2019, the Company had an accumulated deficit of $15,656,440. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company’s fiscal year is December 31.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of common stock and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2019 and 2018, all of the Company's cash and cash equivalents were held at one accredited financial institution. As of December 31, 2019 and 2018, the Company had cash of $1,771,777 and $5,356,848, respectively, in excess of federally insured limits.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Accounts Receivable

Accounts receivable are derived from products and services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2019 and 2018, the Company had an allowance for doubtful accounts of $26,875 and $0, respectively.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the specific identification cost method. As of December 31, 2019 and 2018, inventory consisted of robotic raw materials purchased from the Company’s suppliers. Management reviews its inventory for obsolescence and impairment and recorded a reserve for obsolete inventory of $0 and $23,299 as of December 31, 2019 and 2018, respectively.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful life of each asset, as follows:

Estimated Useful Life
Computer equipment and software	2 - 3 years
Kitchen equipment	5 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of lease term or 5 years

Estimated useful lives are periodically assessed to determine if changes are appropriate. Maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost of these assets and related accumulated depreciation or amortization are eliminated from the balance sheet and any resulting gains or losses are included in the statement of operations loss in the period of disposal.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets during the years ended December 31, 2019 or 2018.

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

Revenue Recognition

Prior to the adoption of ASC 606, in 2018 the Company recognized revenue when it was realized or realizable and earned.  The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured.

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective January 1, 2019 using the modified retrospective transition approach applied to all contracts. Therefore, the reported results for the years ended December 31, 2019 and 2018 reflect the application of ASC 606. Management determined that there were no retroactive adjustments necessary to revenue recognition upon the adoption of the ASU 2014-09. The Company determines revenue recognition through the following steps:

•	Identification of a contract with a customer;
•	Identification of the performance obligations in the contract;
•	Determination of the transaction price;
•	Allocation of the transaction price to the performance obligations in the contract; and
•	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company derives its revenue from hardware and software usage of its installed units. Sales tax is collected on sales in California and these taxes are recorded as a liability until remitted.

Hardware

Each product sold to a customer typically represents a distinct performance obligation. The Company satisfies its performance obligation and revenue is recorded at the point in time when products are installed as the Company has determined that this is the point that control transfers to the customer. The Company invoices customers upon delivery of the products, and payments from such customers are due upon invoicing. Orders or set-up fees that have been paid but performance obligations have not been met are recorded to deferred revenue.

Software

Software as a services (SaaS) and usage fees are recognized as revenue as the performance obligation is satisfied over time. Revenue is recognized monthly over the life of the contract. Service fees that have been invoiced or paid but performance obligations have not been met are recorded to deferred revenue.

Disaggregation of Revenue

The following table presents the Company's revenue disaggregated by revenue source:

	Year Ended
	December 31,
	2019	2018
Hardware and installations	$88,120	$54,795
Software and usage fees	10,908	-
	$99,029	$54,795

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

Significant Judgements

The Company estimates warranty claims reserves based on historical results and research and determined that a warranty reserve was not necessary as of December 31, 2019 and 2018.

Contract Balances

The following table provides information about receivables and contract liabilities from contracts with customers:

	December 31,
	2019	2018
Accounts receivable - related party, net of allowance for doubtful accounts of $26,875	$72,620	$-
Contract liabilities - related party	467	-

The Company invoices customers based upon contractual billing schedules, and accounts receivable are recorded when the right to consideration becomes unconditional. Contract liabilities represent a set-up fee prepayment received from a customer in advance of performance obligations met.

As of December 31, 2019, accounts receivable included $14,004 in unbilled receivables.

Cost of Sales

Cost of sales consists primarily of inventory sold, parts used in building machines for sale, tooling and supplies, depreciation of certain equipment, allocations of facility costs, and allocations of personnel time in assembly, installation, and servicing.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2019 and 2018 amounted to approximately $3,000 and $104,000, respectively, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Concentrations

During the year ended December 31, 2019, two related party customers accounted for 87% and 13% of the Company’s revenues, respectively. During the year ended December 31, 2018, 100% of the revenues were derived from a single, non-recurring agreement with a related party. As of December 31, 2019, two related party customers accounted for 90% and 10% of the Company’s accounts receivable.

The Company is dependent on third-party vendors to supply inventory and products for research and development activities and parts for building products. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company’s operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

Accounting for Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' equity.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is not amortized.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2019, the Company had $129,791 in deferred offering costs.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. The Company has not issued any stock-based awards with performance-based vesting conditions.

For stock-based awards granted to non-employee consultants, compensation expense is recognized over the period during which services are rendered by such non-employee consultants until completed. At the end of each financial reporting period prior to completion of the service, the fair value of these awards is remeasured using the then-current fair value of the Company’s common stock and updated assumption inputs in the Black-Scholes option-pricing model.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2019 and 2018, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2019 and 2018 are as follows:

	Year Ended
	December 31,
	2019	2018
Series A Preferred Stock (convertible to common stock)	769,784	769,784
Series B Preferred Stock (convertible to common stock)	997,616	997,616
Venture debt	350,959	-
Common stock warrants	273,919	-
Options to purchase common stock	419,570	801,668
Total potentially dilutive shares	2,811,847	2,569,068

*The outstanding notes are convertible into either shares of common or preferred stock.  The convertible notes' potential shares were calculated based on principal and accrued interest and the 20% discount per the note agreements.  The Company utilized the Series B Preferred price.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact on its financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”). ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018 with early adoption permitted. The Company has adopted this standard effective January 1, 2019.

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard effective January 1, 2019.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	December 31,
	2019	2018
Computer equipment and software	$120,842	$116,451
Kitchen and lab equipment	120,533	97,696
Furniture and fixtures	34,962	34,962
Leasehold improvements	139,918	139,918
	416,255	389,027
Less: Accumulated depreciation	(170,585)	(73,155)
	$245,670	$315,872

Depreciation and amortization expense of $97,429 and $63,387 for the years ended December 31, 2019 and 2018, respectively, were included in general and administrative expenses in the statements of operations.

5.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2019	2018
Accrued personnel costs	$98,027	$54,240
Accrued research and development costs	-	91,348
Accrued legal and professional fees	1,000	86,868
Accrued interest payable	70,141	-
Sales tax payable	-	5,205
Other	3,600	-
	$172,769	$237,662

6.	LONG-TERM DEBT

In September 2019, the Company issued six senior secured promissory notes (the “Notes”) for an aggregate principal amount of $2,744,667. Upon a vote of the majority in principal amount, the Notes are subject to automatic conversion upon an equity financing of common or preferred stock of proceeds of $2,000,000. Upon the future equity financing, the outstanding principal and any unpaid accrued interest shall automatically convert at a conversion price of 80% of the lowest price per share of the equity securities sold in the future equity financing. The noteholders may elect to convert the principal and any unpaid accrued interest at any time into the type of equity securities issued in the Company’s most recently completed equity financing of proceeds of $2,000,000. The noteholders may convert the principal and unpaid accrued interest at a conversion price of 80% of the price per share of the equity securities sold in the completed equity financing. The Notes have a 2-year term maturing on September 30, 2021. The notes bear interest at 10% per annum and incurred interest expense of $70,141 in 2019, all of which was accrued and unpaid as of December 31, 2019. Prepayments are allowed, subject to various provisions, including an initial minimum payment amount of $500,000 and additional increments of $100,000. Upon the occurrence of an event of default, the Notes shall accrue interest at 13% per annum. The Notes are senior to all other debts and obligations of the Company, is collateralized by all assets of the Company. In conjunction with the Notes, the Company incurred fees of $6,703, which were recorded as a discount to the Notes and are amortized under the effective interest method to interest expense over the life of the Notes. During the year ended December 31, 2019, $737 was amortized to interest expense.

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

The Company recognized a beneficial conversion feature with respect to the voluntary conversion rights of the noteholders. The beneficial conversion feature was initially valued at a fair value of $697,749 and was recorded as a discount to the note payable balance that is being amortized under the effective interest method over the life of the notes.

In connection with the Notes, the Company also granted to the holders warrants to purchase common stock equal to the principal amount of the Notes divided by the warrant exercise price. As of December 31, 2019, warrants for an aggregate of 273,919 shares of common stock were issued to the noteholders with an exercise price of $10.02 per share, expiring after 10 years. As discussed in Note 8, these warrants were valued at $11,582 and recorded as a discount to the note payable balance that are being amortized under the effective interest method over the life of the notes.

During the year ended December 31, 2019, $77,392 of the debt discount was amortized to interest expense.

As of December 31, 2019, the note payables outstanding principal balances were $2,744,667, which are presented net of unamortized discounts of $637,904 for a carrying balance of $2,106,763.

7.	STOCKHOLDERS’ EQUITY

Convertible Preferred Stock

The Company has issued Series A convertible preferred stock and Series B convertible preferred stock (collectively referred to as “Preferred Stock”). As of December 31, 2019 and 2018, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue a total of 1,767,400 shares of Preferred Stock, of which 769,784 shares were designated as Series A preferred stock and 997,616 were designated as Series B preferred stock. As of December 31, 2019, there were no undesignated shares of Preferred Stock. The Preferred Stock have a par value of $0.0001 per share.

In June 2017, the Company issued and sold 729,784 shares of Series A preferred stock at a price of $4.1108 per share (“Series A Original Issue Price”) for gross proceeds of $3,000,000. Additionally, the Company issued 40,000 shares in consideration of a services agreement. The fair value of $164,433 was included as research and development expenses in the statements of operations.

In February 2018, the Company issued and sold 997,616 shares of Series B preferred stock at a price of $10.0239 per share (“Series B Original Issue Price”) for gross proceeds of $10,000,000.

As of both December 31, 2019 and 2018, 769,784 shares of Series A preferred stock were issued and outstanding. As of both December 31, 2019 and 2018, 997,616 shares of Series B preferred stock were issued and outstanding.

The holders of the Preferred Stock have the following rights and preferences:

Voting

The holders of Preferred Stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of Preferred Stock could convert on the record date for determination of stockholders entitled to vote.

The holders of Series B preferred stock, voting exclusively and as a separate class, are entitled to elect one director of the Company. The holders of Series A preferred stock, voting exclusively and as a separate class, are entitled to elect one director of the Company.

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

Dividends

The Company shall not declare, pay or set aside any dividends on shares of other classes of capital stock unless the holders of Preferred Stock then outstanding shall first receive, or simultaneously receive, on a pari passu basis, a dividend on each outstanding share of Preferred Stock.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the Series B stockholders shall be entitled to a liquidation preference equal to the greater of (i) the Series B Original Issue Price, plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares of Series B Preferred Stock been converted into common stock. Upon this completion, the Series A stockholders will then be entitled to a liquidation preference equal to the greater of (i) the Series A Original Issue Price, plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares of Series B Preferred Stock been converted into common stock. After the payment of all preferential amounts to preferred stockholders, the remaining assets available for distribution shall be distributed among common stockholders on a pro-rata basis.

The total liquidation preferences as of both December 31, 2019 and 2018 amounted to $13,164,433.

Conversion

Each share of Preferred Stock is convertible into common stock, at the option of the holder, at any time after the date of issuance. In addition, each share of Preferred Stock will be automatically converted into shares of common stock at the applicable conversion ratio then in effect (i) upon the closing of a firm-commitment public offering resulting in at least $20,000,000 of gross proceeds to the Company at a price of at least $40.2976 per share of common stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization, or (ii) upon the written consent of the holders of a majority of the then-outstanding shares of Preferred Stock, voting together as a single class.

The conversion ratio of each series of Preferred Stock is determined by dividing the Original Issue Price of each series by the Conversion Price of each series. The Conversion Price per share is $4.1108 for Series A preferred stock and $10.0239 for Series B stock, each subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization. Accordingly, as of December 31, 2019 and 2018, each share of each series of Preferred Stock was convertible into shares of common stock on a one-for-one basis.

Common Stock

The Company authorized 6,000,000 and 4,000,000 shares of common stock at $0.0001 par value as of December 31, 2019 and 2018, respectively. As of December 31, 2019 and 2018, 1,732,085 and 1,272,810 shares of common stock were issued and outstanding, respectively.

Common stockholders have voting rights of one vote per share and are entitled to elect one director of the Company. The voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers, and preferences of preferred stockholders.

During the year ended December 31, 2019, the Company issued 200,000 shares of common stock to a related party for services performed. The fair value of $82,000, or $0.41 per share, is included in general and administrative expenses in the statements of operations.

During the year ended December 31, 2019, the Company issued 2,130 shares of common stock pursuant to exercises of stock options for proceeds of $10,265.

8.	STOCK-BASED PAYMENTS

Common Stock Warrants

In connection with the Notes (see Note 6), the Company granted to the holders warrants to purchase common stock equal to the principal amount of the Notes divided by the warrant exercise price. As of December 31, 2019, warrants for an aggregate of 273,919 shares of common stock were issued to the noteholders with an exercise price of $10.02 per share, expiring after 10 years.

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

The Company determined the fair value of the warrants to be $0.04 per share under the Black-Scholes method with the following inputs, for a total allocated value of $11,582, which was recorded as a discount to the Notes and is being recognized under the effective interest method over the life of the Notes.

2019
Risk-free interest rate	1.55%
Expected term (in years)	5.00
Expected volatility	80.00%
Expected dividend yield	0%

Super Volcano, Inc. 2016 Stock Plan

The Company has adopted the Super Volcano, Inc. 2016 Stock Plan (“2016 Plan”), as amended and restated, which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2016 Plan was 466,406 shares as of both December 31, 2019 and 2018. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2016 Plan’s inception. As of December 31, 2019 and 2018, there were 151,000 and no shares available for grant under the 2016 Plan, respectively. Stock options granted under the 2016 Plan typically vest over a four-year period.

Miso Robotics, Inc. 2017 Stock Plan

The Company has adopted the Miso Robotics, Inc. 2017 Stock Plan (“2017 Plan”), as amended and restated, which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2017 Plan was 735,848 shares and 535,848 shares as of December 31, 2019 and 2018, respectively. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options and restricted common stock comprise all of the awards granted since the 2017 Plan’s inception. As of December 31, 2019 and 2018, there were 320,409 shares and 133,586 shares available for grant under the 2017 Plan. Stock options granted under the 2017 Plan typically vest over a four-year period.

A summary of information related to stock options for the years ended December 31, 2019 and 2018 is as follows:

	Options	Weighted Average Exercise Price	Instrinsic Value
Outstanding as of December 31, 2017	529,406	$2.40	$640,334
Granted	272,262	9.51
Exercised	-	-
Forfeited	-	-
Outstanding as of December 31, 2018	801,668	$4.81	$2,790,432
Granted	3,990	10.02
Exercised	(2,130)	4.82
Forfeited	(383,958)	4.27
Outstanding as of December 31, 2019	419,570	$5.35	$-

Exerciseable as of December 31, 2018	247,551	$2.15
Exerciseable as of December 31, 2019	242,303	$4.49

	December 31,
	2019	2018
Weighted average grant-date fair value of options granted during year	$3.18	$3.23
Weighted average duration (years) to expiration of outstanding options at year-end	7.70	8.57

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	Year Ended
	December 31,
	2019	2018
Risk-free interest rate	2.58%	2.49% - 3.00%
Expected term (in years)	5.52	5.88 - 6.08
Expected volatility	44.43%	44.43%
Expected dividend yield	0%	0%
Fair value per stock option	$3.18	$1.35 - $3.43

The total grant-date fair value of the options granted during the years ended December 31, 2019 and 2018 was $12,688 and $878,951, respectively. Stock-based compensation expense for stock options of $300,959 and $258,852 was recognized under FASB ASC 718 for the years ended December 31, 2019 and 2018, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $393,230 and $1,024,285 as of December 31, 2019 and 2018, respectively, and will be recognized over a weighted average period of 18 months as of December 31, 2019.

Restricted Common Stock

During the years ended December 31, 2019 and 2018, the Company granted 265,000 and 67,000 restricted shares of common stock, respectively, under the 2017 Plan with a grant-date fair value of $0.41 per share. As of December 31, 2019 and 2018, there were 324,145 shares and 67,000 shares outstanding, and 46,157 shares and 15,354 shares were vested, respectively. In 2019, 7,855 restricted shares were forfeited. The Company recorded stock-based compensation expense of $59,700 and $56,911 in the statements of operations for the years ended December 31, 2019 and 2018, respectively. Total unrecognized compensation cost related to non-vested restricted common stock amounted to $213,920 and $170,889 as of December 31, 2019 and 2018, respectively, and will be recognized over a weighted average period of 34 months as of December 31, 2019.

Classification

Stock-based compensation expense was classified in the statements of operations as follows:

	Year Ended
	December 31,
	2019	2018
Research and development expenses	$61,855	$35,248
General and administrative expenses	298,804	280,515
	$360,659	$315,763

9.	INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets using accelerated depreciation methods for income tax purposes, stock-based compensation expense, research and development and net operating loss carryforwards. As of December 31, 2019 and 2018, the Company had net deferred tax assets before valuation allowance of $4,173,707 and $2,364,739, respectively. The following table presents the deferred tax assets and liabilities by source:

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

	December 31,
	2019	2018
Deferred tax assets:
Net operating loss carryforwards	$3,998,973	$2,194,145
Stock-based compensation	7,249	3,109
Research and development tax credit carryforwards	69,036	69,036
Depreciation timing difference	98,449	98,449
Valuation allowance	(4,173,707)	(2,364,739)
Net deferred tax assets	$-	$-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2019 and 2018, cumulative losses through December 31, 2019, and no history of generating taxable income. Therefore, valuation allowances of $4,173,707 and $2,364,739 were recorded as of December 31, 2019 and 2018, respectively. Valuation allowance increased by $1,808,968 and $1,651,919 during the years ended December 31, 2019 and 2018, respectively. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% for 2019 and 2018 due to the full valuation allowance on its net deferred tax assets.

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2019 and 2018, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $14,306,571 and $7,849,690, which may be carried forward and will expire between 2036 and 2039 in varying amounts.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

In December 2017, the Tax Cuts and Jobs Act (the “Tax Act”) was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change reduced the Company’s net deferred tax assets by $973,736 at December 31, 2018. However, this change had no impact to the Company’s net loss as the Company has not incurred a tax liability or expense for the year ended December 31, 2018 and has a full valuation allowance against its net deferred tax assets.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2017-2019 tax years remain open to examination.

10.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2019, the Company recognized $86,154 in revenue with an entity owned by an investor in the Company pursuant to a hardware and software agreement. In July 2018, the Company entered into a pilot services agreement with an entity owned by an investor in the Company. During the years ended December 31, 2019 and 2018, the Company earned $12,875 and $54,795 in revenue from this entity. As of December 31, 2019, these two entities accounted for 100% of the Company’s accounts receivable and 100% of the Company’s revenues for the years ended December 31, 2019 and 2018. As of December 31, 2019, the Company recorded bad debt expense of $26,875 pertaining to accounts receivable with a related party.

In September 2019, the Company issued promissory notes to two related party entities for principal amounts of $1,062,500 and $782,167. In conjunction with the note, the Company granted warrants to purchase 78,061 shares of common stock to the entity. See Note 6.

MISO ROBOTICS, INC.

NOTES TO FINANCIAL STATEMENTS

During the year ended December 31, 2019, the Company 200,000 shares to an entity with common management for services performed. The fair value of $82,000 is included in general and administrative expenses in the statements of operations.

11.	COMMITMENTS AND CONTINGENCIES

Lease Agreements

In August 2017, the Company entered into an operating lease to sublease office space. The lease term commenced on December 1, 2017 and expires on May 31, 2023. The lease agreement requires base rent payments of $9,000 per month through May 31, 2019 with annual escalations of approximately 3%. The lease required a security deposit of $150,000.

In April 2018, the Company entered into an operating lease for a culinary lab. The lease term commenced on April 1, 2018 and the agreement is on a month-to-month basis.

In May 2018, the Company entered into an operating lease for office and lab space. The lease term commenced on June 1, 2018 and expires on May 31, 2020. The lease agreement requires monthly base rent payments of $15,075 through May 31, 2019 and $15,527 for the year thereafter, plus operating costs estimated at $950 per month. The lease required a security deposit of $31,055 and advance rent payment of $46,581.

In June 2018, the Company entered into an operating lease to lease kitchen facilities. The lease term commenced on June 1, 2018 and expires on May 31, 2020. The lease agreement requires monthly base rent payments of $4,000 through May 31, 2019 and $4,120 for the year thereafter, plus operating costs of $500 per month.

Rent expense for the years ended December 31, 2019 and 2018 was $387,839 and $247,326, respectively.

Future minimum lease commitments under operating and capital leases as of December 31, 2019 are as follows:

Year Ending December 31,
2020	$211,423
2021	116,582
2022	120,080
2023	50,648
Total	$498,733

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

12.	SUBSEQUENT EVENTS

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. The Company’s research and development activities have been impacted due to the lack of full access to the Company’s facilities and its resources. The effects of the potential impact cannot be estimated at this time.

In February 2020, the Board amended the Company's certificate of incorporation to increase the authorized shares of common stock to 7,000,000 shares and to increase the authorized shares of preferred stock by 1,748,252 shares, which were designated as Series C Preferred Stock.

Subsequent to December 31, 2019, the Company received approximately $450,000 under a Payroll Protection Program loan.

In 2020, the Company issued additional promissory notes totaling proceeds of $250,000.

As of the issuance date of these financial statements, the Company has issued 152,445 shares of Series C Preferred Stock for gross proceeds of $2,615,956.

Management has evaluated subsequent events through August 18, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

INDEX TO EXHIBITS

2.1 Fourth Amended and Restated Certificate of Incorporation(1)

2.2 Fifth Amended and Restated Certificate of Incorporation(2)

2.3 Bylaws(3)

3.3 Form of Promissory Note(4)

3.4 Form of Warrant(5)

4 Form of Subscription agreement(6)

6.1 Note Purchase Agreement (7)

6.2 Promotion & Pricing Agreement with CaliBurger(8)

6.3 Rise of Miso, LLC Promissory Note(9)

6.4 Future VC SPV, LLC Promissory Note(10)

8 Form of escrow agreement with The Bryn Mawr Trust Company(11)

11.1 Consent of Independent Auditor(12)

11.2 Consent of Levy Restaurants(13)

11.3 Consent of CaliBurger(14)

(1) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(2) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(3) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(4) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(5) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(6) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(7) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(8) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(9) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(10) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(11) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(12) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(13) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

(14) Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11112) and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Miso Robotics, Inc.

By	/s/ James Jordan
James Jordan, Chief Executive Officer
Miso Robotics, Inc.
Date: August 21, 2020

The following persons in the capacities and on the dates indicated have signed this Offering Statement.

By	/s/ James Jordan
James Jordan, Chief Executive Officer
Miso Robotics, Inc.
Date: August 21, 2020

By	/s/ Kevin Morris
Kevin Morris, Chief Financial Officer, Principal Accounting Officer
Miso Robotics, Inc.
Date: August 21, 2020

By	/s/ Michael Bell
Michael Bell, Director
Miso Robotics, Inc.
Date: August 21, 2020